Exhibit 99.2

CROSS-GUARANTEE AGREEMENT

This CROSS-GUARANTEE AGREEMENT (this “Agreement”) is made on May 21, 2007, by and among Delhaize Group, a limited liability company (“société anonyme”) organized under the laws of the Kingdom of Belgium (“Delhaize Group”), Delhaize America, Inc., a corporation organized under the laws of the State of North Carolina (“Delhaize America”) and the other direct and indirect wholly-owned Subsidiaries of Delhaize Group signatory hereto or that become a party hereto pursuant to Section 12.1 (collectively with Delhaize Group and Delhaize America, the “Guarantors” and individually, a “Guarantor”).

RECITALS:

(A) Delhaize Group owns, directly or indirectly, all of the capital stock of, and consequently Controls, Delhaize America and each of the other Subsidiaries of Delhaize Group signatory hereto.

(B) In order to improve their access to credit and to the capital markets, the parties hereto wish to guarantee each other’s existing Financial Indebtedness set forth on Schedule I and future unsubordinated Financial Indebtedness in accordance with the terms of this Agreement.

(C) Each Guarantor’s guarantees hereunder are necessary and convenient to the conduct, promotion and attainment of the business, purposes and activities of such Guarantor, are in the best interests of such Guarantor, and reasonably may be expected to benefit, directly or indirectly, such Guarantor.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Defined Terms; Interpretation.

1.1. Defined Terms. As used herein, the following terms shall have the following meanings:

(a) “Additional Amounts” has the meaning set forth in Section 3.1.

(b) “Agreement” has the meaning set forth in the introductory paragraph.

(c) “Applicable Accounting Standards” means, with respect to any particular Guarantor, the accounting standards of the country in which such Guarantor is organized

(d) “Capital Stock” of any Person means all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, but excluding any debt securities convertible into such equity.

(e) “Claiming Guarantor” has the meaning set forth in Section 10.2.

(f) “Collateral” means the property subject to a security interest or other Lien, and includes accounts and chattel paper which have been sold.

(g) “Contributing Guarantor” has the meaning set forth in Section 10.2.

(h) “Control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

(i) “Creditor” means any Person (other than a Guarantor or any other Subsidiary of Delhaize Group) to whom Financial Indebtedness is owed by a Debtor.

(j) “Debtor” means each Guarantor party to this Agreement in its capacity as primary obligor or guarantor of Financial Indebtedness.

(k) “Delhaize America” has the meaning set forth in the introductory paragraph.

(l) “Delhaize Group” has the meaning set forth in the introductory paragraph.

(m) “Financial Indebtedness” of any Person means, without duplication (and as each may be amended, modified, extended or renewed from time to time): (i) all obligations of such Person under agreements for borrowed money; (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (iii) all Hedging Obligations of such Person; and (iv) all guarantees by such Person of obligations of other Persons of the type referred under clauses (i), (ii) or (iii).

(n) “Governmental Authority” means the government of any nation or any political subdivision thereof, whether federal, regional or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

(o) “Guaranteed Financial Indebtedness” has the meaning set forth in Section 2.1.

(p) “Guarantor” has the meaning set forth in the introductory paragraph.

(q) “Guarantor Obligations” means all obligations of Guarantors under this Agreement, including, without limitation, under Sections 2.1 and 2.2.

(r) “Guarantee Supplement” has the meaning set forth in Section 12.1

(s) “Hedging Obligations” means, with respect to any Person, the obligations of such Person under: (i) currency exchange, interest rate or commodity swap agreements, cap agreements, floor agreements or collar agreements; and (ii) other similar agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

(t) “Insolvency” of any Person shall mean the winding up, liquidation, dissolution, insolvency, bankruptcy, receivership, administration, composition with creditors, or other analogous event, voluntary or involuntary, in any jurisdiction, of such Person or relating to such Person’s assets, it being understood that any such event for a Belgian Person shall mean a “vereffening”/“liquidation”, “ontbinding”/“dissolution”, “faillissement”/“faillite”, “gerechtelijk akkoord”/“concordat judiciaire”, appointment of a “curator”/“curateur”, “vereffenaar”/“liquidateur”, “voorlopig bewindvoerder”/ “administrateur provisoire”, “gerechtelijk deskundige”/“expert judiciaire”, “mandataris ad hoc”/“mandataire ad hoc”, “commissaris inzake poschorting”/“commissaire au sursis”, “gerechtelijk bestuurder”/“administrateur judiciaire”, “sekwester/ séquestre” or other similar officer in the Kingdom of Belgium.

(u) “Lien” means, with respect to any asset any mortgage (“hypotheek”/“hypothèque”), deed of trust, lien, statutory lien (“voorrecht”/“privilège”), pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset.

(v) “Person” means any individual, company, corporation, firm, partnership, joint venture, association, organization, state or agency or a state or other entity, whether or not having separate legal personality.

(w) “Qualifying Creditor” has the meaning set forth in Section 3.1(f).

(x) “Released Guarantor” has the meaning set forth in Section 12.2.

(y) “Subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with Applicable Accounting Standards as of such date, as well as any other corporation, limited liability company, partnership, association or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, Controlled or held by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

(z) “Taxes” means any and all existing or future taxes, fees, levies, imposts, duties, deductions, assessments, charges or withholdings imposed by any Governmental Authority.

1.2. Rules of Interpretation. References in this Agreement to Sections are to Sections of this Agreement. Where the sense requires, words denoting the singular shall include the plural and vice versa. References to any document or agreement herein shall be deemed to be a reference to such document or agreement as amended, supplemented, assigned, novated or transferred from time to time. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.”

2. Guarantee and Indemnity.

2.1. Guarantee. Subject to the terms and conditions of this Agreement, each Guarantor hereby agrees that such Guarantor is jointly and severally liable for, and hereby absolutely, unconditionally and irrevocably guarantees (as primary obligor and not merely as surety (“borg”/“cautionnement”)) to each Creditor, the full and prompt payment and performance when due (whether at stated maturity, by acceleration, redemption, repayment or otherwise) and at all times thereafter of, the principal, premium, interest and additional amounts, if any, with respect to, and all other obligations under, all existing Financial Indebtedness set forth on Schedule I and all future unsubordinated Financial Indebtedness owed or hereafter owing to any Creditor by any of the other Guarantors party hereto in its capacity as a Debtor (together the “Guaranteed Financial Indebtedness”).

2.2. Indemnity. Each Guarantor absolutely, unconditionally and irrevocably undertakes to each Creditor that, if any sum owed to such Creditor by such Guarantor under Section 2.1 is not recoverable from such Guarantor for any reason whatsoever, then (notwithstanding that the same may have been known to such Creditor) such Guarantor shall, forthwith upon demand by such Creditor, pay such sum by way of a full indemnity. This indemnity constitutes a separate and independent obligation from the other obligations under this Agreement and shall give rise to a separate and independent cause of action if any sum is not recoverable under Section 2.1.

3. Taxation.

3.1. All payments by a Guarantor under this Agreement shall be made in full and without deduction or withholding for or on account of any Taxes, except as otherwise provided in this Section 3.1. If a Guarantor is required by applicable laws to deduct or withhold Taxes from or in respect of any payments to a Creditor under this Agreement, then: (a) such Guarantor shall make such deductions and withholdings; (b) such Guarantor shall pay the full amount deducted or withheld to the appropriate Governmental Authority in accordance with applicable law; (c) such Guarantor shall promptly furnish such Creditor evidence that the Tax deduction or withholding has been made and paid to the appropriate Governmental Authority; and (d) to the extent the primary obligor would be required to pay such additional amounts under the agreement governing such Financial Indebtedness, the sum payable to such Creditor shall be increased by such additional sums as necessary (“Additional Amounts”) so that after making all required deductions and withholdings of Taxes (including deductions and withholdings of Taxes applicable to additional sums payable under this subclause (d)) such Creditor receives an amount equal to the sum it would have received had no such deductions or withholdings of Taxes been made; provided, however, that the foregoing obligation to pay Additional Amounts will not apply on account of any Tax which is payable:

(a) otherwise than by deduction or withholding from payments of principal of, any premium, if any, or interest on the Financial Indebtedness for which such Guarantor is making a payment hereunder;

(b) by reason of such Creditor having, or having had, some personal or business connection with the country in which such Guarantor is organized and not merely by reason of the fact that payments are, or for the purposes of taxation are deemed to be, from sources in, or secured in, such country;

(c) by a paying agent from a payment of principal, premium, if any, or interest on any such Financial Indebtedness, if such payment could have been made by another paying agent on behalf of the Debtor without such deduction or withholding;

(d) by reason of such Creditor’s present or former status as a personal holding company, foreign personal holding company, a passive foreign investment company or a controlled foreign corporation for U.S. tax purposes or a corporation which accumulates earnings to avoid U.S. federal income tax, and not merely by reason of the fact that payments in respect of the guaranteed Financial Indebtedness for which such Guarantor is making a payment hereunder are, or for purposes of taxation are deemed to be, derived from sources in, or are secured in the country in which such Guarantor is organized;

(e) by reason of such Creditor’s past or present status as the actual or constructive owner of 10% or more of the combined voting power of all classes of stock of Delhaize Group entitled to vote;

(f) with respect to payments that are, or for the purposes of taxation are deemed to be, from Belgian source, by reason of such Creditor’s past or present status as a non-Qualifying Creditor. For purposes of this sub-clause (f) a “Qualifying Creditor” means a Creditor which is entitled on the basis of Belgian domestic law or applicable income tax treaties, to receive Belgian source payments without deduction or withholding for or an account of any Belgian Tax;

(g) by reason of any estate, excise, inheritance, gift, sales, transfer, wealth or personal property Tax or any similar assessment or governmental charge;

(h) as a result of the failure of a Creditor to comply with certification, identification or other information reporting requirements or to make a declaration of nonresidence or other similar claim for exemption to the relevant taxing authority, or as a result of the failure of a Creditor to cooperate with the Guarantor to obtain authorization to make the payment without a deduction or withholding for or an account of Tax;

(i) pursuant to any European Union directive on taxation of savings income or any law implementing or complying with, or introduced to conform to any such directive; or

(j) owing to any combination of clauses (a) through (i) above.

3.2. Stamp Taxes. Each Guarantor shall pay all stamp, registration and other similar taxes and duties (including any interest and penalties thereon or in connection therewith) which are payable upon or in connection with the execution and delivery of this Agreement, and agrees that it shall, to the extent permitted by law, indemnify each Creditor of Financial Indebtedness guaranteed hereunder against any claim, demand, action, liability, damages, cost, loss or expense (including, without limitation, reasonable legal fees and any applicable value added tax) which it incurs as a result or arising out of or in relation to any failure to pay or delay in paying any of the same.

3.3. VAT. All consideration expressed to be payable under this Agreement shall be deemed to be exclusive of any VAT. If VAT is chargeable on any supply made pursuant to this Agreement, the party receiving the services shall pay to the party supplying the services an amount equal to the amount of the applicable VAT, and the party supplying the services shall promptly provide the party receiving the services with an appropriate VAT invoice.

4. Guarantees Independent, Full, Unconditional and Absolute.

4.1. Subject to the terms and conditions of this Agreement, the Guarantor Obligations of each Guarantor hereunder shall be independent, full, unconditional and absolute irrespective of, and shall not be discharged or in any way affected, reduced or extinguished by (other than by such Guarantor’s full compliance with its Guarantor Obligations hereunder), any circumstance or event (whether or not known to such Guarantor), including, without limitation:

(a) any illegality of or lack of validity or enforceability of or defect or deficiency in any agreement or instrument executed in connection with any of the Guaranteed Financial Indebtedness;

(b) any change in the time, manner, terms or place of payment of, or in any other term of, all or any of the Guaranteed Financial Indebtedness, or any other settlement, compromise, renewal, amendment or waiver of or extension or termination of or any consent to departure from any agreement or instrument executed in connection with any of the Guaranteed Financial Indebtedness;

(c) any sale, exchange or release of any Guaranteed Financial Indebtedness or any set-off against any of such Guaranteed Financial Indebtedness, or any release or amendment or waiver of, or consent to departure from, any other guarantee in respect of such Guaranteed Financial Indebtedness;

(d) any Insolvency affecting a Debtor, a Guarantor or any other Person or their property;

(e) any change in the corporate or company existence, structure or legal or beneficial ownership (direct or indirect) of a Debtor, a Guarantor or any other Person;

(f) any merger or consolidation of a Debtor or a Guarantor into or with any other Person or such Debtor, or a Guarantor losing its separate legal identity;

(g) any disability, incapacity or damage in organizational documents of a Debtor or a Guarantor;

(h) any sale or transfer by a Debtor or a Guarantor to each other or to any other Person of any part of its property;

(i) the existence, taking, holding, varying, non-enforcement, release or impairment of any other present or future guarantee, security, indemnity, right or remedy in respect of all or any of the Guarantor Obligations;

(j) any total or partial failure to realize the value of, or any release, discharge, exchange or substitution of, any Collateral held by a Creditor in respect of any Guaranteed Financial Indebtedness;

(k) any payment by a Debtor (other than the full and final payment of all of the Guaranteed Financial Indebtedness of such Debtor), or any application, release or substitution of Collateral therefor, release of any guarantor, surety or other Person obligated in connection with any agreement or instrument related to the Guaranteed Financial Indebtedness other than this Agreement;

(l) any extension, renewal, settlement, compromise, waiver, release or discharge (except (i) as otherwise indicated in any document evidencing such action or (ii) any release or discharge resulting from the payment by a Guarantor of any Guaranteed Financial Indebtedness) of a Debtor from the performance of any obligation contained in any agreement or instrument executed in connection with any of the Guaranteed Financial Indebtedness, or evidencing or securing any obligation guaranteed by, this Agreement, whether occurring by reason of law or any other cause, whether similar or dissimilar to the foregoing;

(m) any Collateral becoming wholly void or in part void, voidable or unenforceable on any ground whatsoever;

(n) a Debtor dealing with or failing to perfect or enforce any Collateral or giving any indulgence or time for payment or waiving payment by, or compounding with, any Person thereunder;

(o) any time being given by a Creditor to a Debtor or to any surety, or by any other indulgence or concession granted by a Creditor to a Debtor or to any surety in respect of (or any variation or waiver of) any Guaranteed Financial Indebtedness or any obligations of any surety (whether or not the same is made with Guarantor’s consent);

(p) any act or omission of a Guarantor that would not have discharged or affected the liability of Guarantor had it been a Debtor under any agreement or instrument executed in connection with any of the Guaranteed Financial Indebtedness instead of Guarantor under this Agreement; or

(q) any other circumstance that might otherwise constitute a legal or equitable discharge or otherwise impair or affect the obligations of a Guarantor under this

Agreement or any of the rights, powers or remedies conferred upon a Creditor by this Agreement or by law.

4.2. Where any release, discharge or other arrangement in respect of any Guaranteed Financial Indebtedness or any Collateral which a Creditor may hold for such Guaranteed Financial Indebtedness is given or made in reliance on any payment or other disposition which is avoided or must be repaid (whether in whole or in part) in an Insolvency or otherwise, and whether or not a Creditor has conceded or compromised any claim that any such payment or other disposition will or should be avoided or repaid (in whole or in part), this Agreement shall continue as if such release, discharge or other arrangement had not been given or made.

5. Covenants.

5.1. Except as expressly permitted by this Agreement, each Guarantor hereby covenants that it shall obtain, comply with the terms of, and do all that is necessary to maintain in full force and effect, all authorizations, approvals, licenses and consents necessary to enable it to lawfully enter into and perform its Guarantor Obligations under this Agreement and to ensure the legality, validity, enforceability and admissibility in evidence of this Agreement in its jurisdiction of organization and in the State of New York.

5.2. Delhaize America hereby covenants that it shall promptly notify Delhaize Group of the existence of new Financial Indebtedness owed by it, or any Guarantor organized in the U.S., to a Creditor to which previously no Financial Indebtedness was owed by it or such other Guarantor, respectively. Delhaize Group hereby covenants that it shall promptly notify Delhaize America of the existence of new Financial Indebtedness owed by it, or any Guarantor organized in a jurisdiction outside the U.S., to a Creditor to which previously no Financial Indebtedness was owed by it or such other Guarantor, respectively.

6. Waiver. Each guarantee under this Agreement is an independent, unconditional and absolute guarantee of payment and not of collection, and each Guarantor hereby waives:

(a) promptness, diligence, notice of acceptance, presentment, demand (except for demands expressly required by this Agreement), filing of claims with a court in the event of merger or Insolvency of a Debtor, protest, notice of protest and dishonor, notice of intent to accelerate, notice of acceleration and any other notice with respect to any of the Guarantor Obligations not provided for herein; and

(b) any requirement that a Creditor protect, secure, perfect or insure a Lien on any property subject thereto or exercise or exhaust any right or take any action against a Debtor or any other Person.

7. No Conditions to Enforcement. Before taking steps to enforce this Agreement, a Creditor shall not be obliged:

(a) to take any action or obtain judgment in any court against a Debtor or any other Person;

(b) to make or file any claim in any Insolvency of a Debtor or of any other Person;

(c) to make, enforce or seek to enforce any claim against a Debtor or any Person under any security or other document, agreement or arrangement; or

(d) to enforce against and/or realize (or seek to do so) any security that it may have in respect of all or any part of the Guarantor Obligations.

8. Exercise of Other Remedies. Except as otherwise provided herein, this Agreement is in addition to, and shall not merge with or otherwise prejudice or affect or be prejudiced by, any other right, remedy, guarantee, indemnity or security and may be enforced without first having recourse to the same or any other bill, note or Lien now or hereafter held by or available to a Creditor.

9. Ranking. Each Guarantor irrevocably undertakes that its Guarantor Obligations hereunder shall constitute direct, general, unconditional and unsubordinated obligations of such Guarantor that shall at all times rank at least pari passu with all of its other existing Financial Indebtedness set forth on Schedule I and its future unsubordinated Financial Indebtedness, save for such obligations as may be preferred by mandatory provisions of law.

10. Subrogation and Contribution.

10.1. Upon making any payment to, or for the benefit of, a Creditor with respect to Guaranteed Financial Indebtedness of a Debtor hereunder, each Guarantor that has made such payment shall be subrogated to the rights of the payee against such Debtor with respect to such payment; provided that no Guarantor shall enforce any payment by way of subrogation until the repayment in full of all Guaranteed Financial Indebtedness of such Debtor owed to such Creditor and termination of applicable commitments, if any.

10.2. Each Guarantor, in addition to the subrogation rights it shall have under Section 10.1 as a result of any payment it makes hereunder, shall also have a right of contribution against all other Guarantors in respect of any such payment pro rata among the same based on their respective net worth on the date hereof (or, in the case of any Guarantor becoming a party hereto pursuant to Section 12.1, the date of the Guarantee Supplement hereto executed and delivered by such Guarantor); provided that any such right of contribution shall be subject and subordinate to the prior payment in full of all Guaranteed Financial Indebtedness in respect of which any such payment is made and termination of applicable commitments, if any. Each Guarantor (a “Contributing Guarantor”) agrees that, in the event a payment shall be made by any other Guarantor (the “Claiming Guarantor”) for which the Claiming Guarantor is entitled to contribution, the Contributing Guarantor shall indemnify the Claiming Guarantor in an amount equal to the amount of such payment multiplied by a fraction of which the numerator shall be the net worth of the Contributing Guarantor on the date hereof and the denominator shall be the aggregate net worth of all the Guarantors on the date hereof (or, in the case of any Guarantor becoming a party hereto pursuant to Section 12.1, the date of the Guarantee Supplement hereto executed and delivered by such Guarantor).

11. Limit of Liability. The obligations of each Guarantor hereunder shall be limited to the maximum amount that can be guaranteed without constituting a fraudulent conveyance or fraudulent transfer under applicable insolvency laws.

12.	Additional Guarantors; Release of Guarantors and Guarantor Obligations; Termination of Agreement; and Discrete Releases.

12.1. Additional Guarantors. Any Subsidiary of Delhaize Group may assume the rights, duties and obligations of a “Guarantor” hereunder by executing a supplement hereto providing for the same substantially in the form of Exhibit A attached hereto (a “Guarantee Supplement”). Notwithstanding anything to the contrary contained herein, with respect to any such Person, the covenants and agreements contained herein shall be made by such Person only from and after the execution of such Guarantee Supplement.

12.2. Release of Guarantors and Guarantor Obligations. Notwithstanding any other provision of this Agreement, the Guarantor Obligations of a Guarantor under this Agreement (for purposes of this Section 12.2, a “Released Guarantor”), any Lien created by such Released Guarantor with respect to any such Guarantor Obligations, and the Guarantor Obligations of all other Guarantors with respect to the Financial Indebtedness of the Released Guarantor will be automatically and unconditionally released without any action on the part of any Creditor: (i) in connection with any sale, exchange, transfer or other disposition by such Released Guarantor of all or substantially all of the assets of that Released Guarantor, provided that the proceeds of that sale or other disposition are applied in accordance with the applicable provisions of any applicable Financial Indebtedness; or (ii) in connection with any sale, exchange, transfer or other disposition (including by way of merger, consolidation or otherwise), directly or indirectly, of Capital Stock of such Released Guarantor, by Delhaize Group or any Subsidiary thereof, to any Person that is not Delhaize Group or a Subsidiary of Delhaize Group, or an issuance by such Released Guarantor of its Capital Stock, in each case as a result of which such Released Guarantor ceases to be a Subsidiary of Delhaize Group; provided, that: (A) such transaction is made in accordance with the applicable provisions of any applicable Financial Indebtedness; and (B) such Released Guarantor is also released from all of its obligations, if any, in respect of all other Financial Indebtedness of each other Guarantor.

12.3. Termination.

(a) Subject to Sections 12.3(b), (c) and (d), this Agreement may be terminated with respect to a Guarantor at any time by such Guarantor by written notice to the other parties hereto or by mutual agreement; provided, however, that termination by Delhaize America or any other Subsidiary of Delhaize Group party hereto shall require the written consent of Delhaize Group.

(b) Except as provided in Sections 12.2 and 12.4, any termination of this Agreement with respect to a Guarantor, however, shall affect neither: (i) such Guarantor’s Guarantor Obligations constituted hereby in relation to any Guaranteed Financial Indebtedness that came into existence prior to that termination, nor (ii) the Guarantor Obligations of the other Guarantors with respect to such Guarantor’s Financial Indebtedness that came into existence prior to that termination. Financial Indebtedness that comes into existence after that termination shall not be covered by this Agreement with respect to the terminating Guarantor.

(c) Obligations deriving from committed credit facilities shall be deemed to have come into existence at the time when the commitment was made. In particular, advances granted to a Debtor after the termination of this Agreement with respect a Guarantor but pursuant to a commitment entered into by the Creditor prior to that termination shall be covered by this Agreement with respect to such Guarantor. Advances granted to a Debtor after the termination of this Agreement with respect to a Guarantor without earlier commitment, or pursuant to an earlier uncommitted facility, by contrast, shall not be covered by this Agreement with respect to such Guarantor.

(d) In the event that an obligation results from the combination of various transactions, of which some were made prior to the termination of this Agreement with respect to a Guarantor and some were made after such termination, this Agreement shall only cover that obligation to the extent of its component transactions that predate the termination of this Agreement with respect to such Guarantor. By way of example, when a “Payment on Early Termination” is due by a Debtor under Section 6(e) of an ISDA Master Agreement (1992 version), and some “Transactions” were made under that ISDA Master Agreement prior to the termination of this Agreement with respect to a Guarantor while others were made after that termination, a notional “Payment on Early Termination” will be recalculated by taking into consideration only those “Transactions” that were made prior to such termination, and the obligations of the Guarantor shall be limited to the amount so recalculated.

12.4. Discrete Releases. In addition to any other releases for which a Guarantor qualifies hereunder, notwithstanding any other provision of this Agreement to the contrary, without limiting the validity of any agreement into which a Guarantor and a Creditor may enter, a Guarantor that obtains a written release from a Creditor releasing the Guarantor from its Guarantor Obligations with respect to the Financial Indebtedness owing to such Creditor specified in such release shall be so released.

13. Representations and Warranties. Each Guarantor represents and warrants to each other party hereto as of the date hereof that: (a) such Guarantor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has full corporate power to execute deliver and perform this Agreement; (b) the execution, delivery and performance of this Agreement have been and remain duly authorized by all necessary Guarantor corporate action and do not contravene any provision of law or of such Guarantor’s organizational documents or any material contractual restriction binding on such Guarantor or its assets; and (c) this Agreement constitutes the legal, valid and binding obligation of such Guarantor, enforceable against such Guarantor in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

14. Miscellaneous.

14.1. Further Assurances.

(a) Each Guarantor hereby agrees that it will, at any time and from time to time after the date hereof, and without further consideration, take all such further actions, and execute and deliver all such further instruments or documents, as may be reasonably requested by any other Guarantor to effectuate the purposes of this Agreement.

(b) At the request of a Creditor to whom Financial Indebtedness is owed, to evidence a Guarantor’s guarantee hereunder of such Financial Indebtedness such Guarantor agrees to execute an acknowledgment of such guarantee.

14.2. Applicability. To the extent a Guarantor’s guarantee of Guaranteed Financial Indebtedness is addressed in an agreement to which such Guarantor is a party or is otherwise contractually bound other than this Agreement, which contains such guarantee, this Agreement shall not apply to such Guarantor’s guarantee of such Financial Indebtedness and, to be clear, nothing contained herein shall in any way supersede, modify, replace, amend, change, rescind, waive, exceed, expand, enlarge or in any way affect the provisions, including warranties, covenants, agreements, conditions, representations or, in general, any of the rights and remedies, and any of the obligations, of such Guarantor and any Creditor with respect to such guarantee of such Financial Indebtedness set forth in such other agreement. For purposes of clarity, no security interests or other Liens are granted by, under or pursuant to this Agreement.

14.3. Amendment; Waiver. Except as otherwise provided herein, this Agreement may not be modified, amended or supplemented, except by written instrument executed by the parties hereto; provided, however, that any such modification, amendment or supplement will not be effective with respect to Financial Indebtedness existing when such modification, amendment or supplement is made to the extent a Creditor of such Financial Indebtedness is made worse off by such modification, amendment or supplement. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision hereof shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the parties hereto.

14.4. Notices. All notices and other communications to a Guarantor provided for herein shall be in writing in English and shall be delivered by hand or overnight courier service or sent by facsimile to such Guarantor at c/o Delhaize Group, Square Marie Curie 40, 1070, Brussels, Belgium, Attention: Vice President – Finance (Facsimile No.             ), with a copy to c/o Delhaize America, 2110 Executive Drive, Salisbury, North Carolina 28145-1330 U.S.A., Attention: Vice President - Legal for Corporate, Securities and Compliance (Facsimile No.             ).

14.5. Third Parties. Subject to Sections 12.2, 12.3 and 12.4, the Creditors are irrevocably entitled to rely on this Agreement and on the guarantees constituted pursuant hereto.

This Agreement constitutes a stipulation pour autrui or third party beneficiary contract for their benefit. Accordingly, the Creditors shall be entitled to rely on and enforce this Agreement.

14.6. Governing Law; Jurisdiction; Consent to Service of Process.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

(b) Each Guarantor hereby irrevocably and unconditionally submits, for itself and its property, to the non-exclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court for the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(c) Each Guarantor hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 14.4. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

14.7. Use of English Language. This Agreement has been prepared and executed in the English language. All certificates, reports, notices and other documents and communications to be given or delivered pursuant to this Agreement (including, without limitation, any modifications or supplements hereto) shall be in the English language, or accompanied by a certified English language translation thereof, and the English language version of any such document and communication shall control for all purposes under this Agreement.

14.8. Severability. In the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, the remaining provisions and portions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent provided by law.

14.9. Headings. The section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

14.10. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

[The next page is the signature page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by an officer thereunto duly authorized as of the date and year first above written.

DELHAIZE GROUP

By:	/s/ Richard James
Name:	Richard James
Title:	Vice President – Finance

DELHAIZE AMERICA, INC.

By:	/s/ Richard James
Name:	Richard James
Title:	Vice President of Finance and Treasurer

FOOD LION, LLC

By:	/s/ G. Linn Evans
Name:	G. Linn Evans
Title:	Vice President and Secretary

HANNAFORD BROS. CO.

By:	/s/ Emily D. Dickinson
Name:	Emily D. Dickinson
Title:	Senior Vice President, Secretary and General Counsel

KASH N’ KARRY FOOD STORES, INC.

By:	/s/ Emily D. Dickinson
Name:	Emily D. Dickinson
Title:	Secretary and Assistant Treasurer

FL FOOD LION, INC.

By:	/s/ G. Linn Evans
Name:	G. Linn Evans
Title:	Secretary

RISK MANAGEMENT SERVICES, INC.

By:	/s/ G. Linn Evans
Name:	G. Linn Evans
Title:	Secretary and Treasurer

HANNBRO COMPANY

By:	/s/ Emily D. Dickinson
Name:	Emily D. Dickinson
Title:	President

MARTIN’S FOODS OF SOUTH BURLINGTON, INC.

By:	/s/ Emily D. Dickinson
Name:	Emily D. Dickinson
Title:	Assistant Secretary

SHOP ’N SAVE-MASS., INC.

By:	/s/ Emily D. Dickinson
Name:	Emily D. Dickinson
Title:	Secretary

HANNAFORD PROCUREMENT CORP.

By:	/s/ Emily D. Dickinson
Name:	Emily D. Dickinson
Title:	Secretary

BONEY WILSON & SONS, INC.

By:	/s/ Emily D. Dickinson
Name:	Emily D. Dickinson
Title:	Secretary

J.H. HARVEY CO., LLC

By:	/s/ G. Linn Evans
Name:	G. Linn Evans
Title:	Vice President and Secretary

HANNAFORD LICENSING CORP.

By:	/s/ Emily D. Dickinson
Name:	Emily D. Dickinson
Title:	Secretary

VICTORY DISTRIBUTORS, INC.

By:	/s/ Emily D. Dickinson
Name:	Emily D. Dickinson
Title:	Secretary

EXHIBIT A

FORM OF GUARANTEE SUPPLEMENT

[Date]

Delhaize Group

Square Marie Curie 40

1070 Brussels

Belgium

Attention: Vice President – Finance

Ladies and Gentlemen:

Reference is made to that certain cross-guarantee agreement, dated as of May 21, 2007 (as amended, supplemented or otherwise modified from time to time, the “Cross-Guarantee Agreement”), by and among Delhaize Group, a limited liability company (“société anonyme”) organized under the laws of the Kingdom of Belgium (“Delhaize Group”), Delhaize America, Inc., a corporation wholly-owned by Delhaize Group organized under the laws of the State of North Carolina (“Delhaize America”), the other wholly-owned Subsidiaries of Delhaize Group signatory thereto or that have become a party thereto (collectively with Delhaize Group and Delhaize America, the “Guarantors” and individually, a “Guarantor”).

Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Cross-Guarantee Agreement.

This letter supplements the Cross-Guarantee Agreement and is delivered by the undersigned, [            ] (the “New Guarantor”), pursuant to Section 12.1 of the Cross-Guarantee Agreement. The New Guarantor hereby agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement as of the date hereof. Without limiting the foregoing, the New Guarantor hereby makes each of the representations and warranties and agrees to each of the covenants applicable to Guarantors contained in the Cross-Guarantee Agreement.

THIS LETTER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

IN WITNESS WHEREOF, the New Guarantor has caused this letter to be executed and delivered by its duly authorized officer as of the date first above written.

[ ]

By:
Name:
Title:

SCHEDULE I

EXISTING FINANCIAL INDEBTEDNESS

Delhaize Group existing Financial Indebtedness

Indebtedness	Amount outstanding (as of December 31, 2006)	Agreements Governing Financial Indebtedness
BONDS

EUR 300 million 2.75% convertible bonds due 2009 convertible into ordinary shares of Delhaize Group	EUR 283.2 million	• Trust Deed, dated as of April 30, 2004, between Delhaize Group S.A. and The Bank of New York, as trustee • Prospectus dated 29 April 2004

EUR 500 million multicurrency treasury notes program	EUR 50 million

•        Agreement Relating to a Multi-Currency Treasury Notes Programme, dated as of June 1, 2005, by and among Delhaize Group SA/NV and Delhaize the Lion Coordination Center SA/NV, as Issuers, and Dexia Bank Belgium SA/NV, Fortis Bank nv-sa, and ING Belgium SA/NV

•        Prospectus dated June 2005

EUR 150 million 4.625% bonds due 2009	EUR 149.4 million

•        Fiscal Agency Agreement, dated as of May 18, 1999, by and among Delhaize Group S.A., as Issuer, Banque Bruxelles Lambert S.A., as Fiscal Agent, and Banque Bruxelles Lambert S.A. and Banque Generale due Luxembourg S.A., as Paying Agents

•        Prospectus dated 17 May 1999

EUR 100 million 8% notes due 22 May 2008	EUR 98.8 million

•        Fiscal Agency Agreement dated May 20, 2003, between Delhaize Finance B.V., Delhaize Group SA, Fortis Bank SA, Banque Generale du Luxembourg SA, and Fortis Bank (Nederland) NV

•        Prospectus dated 22 May 2003

COMMITTED CREDIT FACILITIES
EUR 75 million (Fortis Revolving Credit Facility 1)	0

•        Revolving Credit Facility Agreement, dated as of November 26, 2004, between Fortis Bank and Delhaize Group SA and Delhaize The Lion Coordination Center S.A., as Borrowers

•        Conditions générales amendées des ouvertures de crédit aux entreprises – accepted by DG on July 23, 2003

•        Conditions générales de Fortis Banque

EUR 100 million (Fortis Revolving Credit Facility 2)	0

•        Revolving Credit Facility Agreement, dated as of January 31, 2006, between Fortis Bank and Delhaize Group SA and Delhaize The Lion Coordination Center S.A., as Borrowers

•        Conditions générales amendées des ouvertures de crédit au

entreprises – accepted by DG on July 23, 2003

•        Conditions générales de Fortis Banque

EUR 75,520,965.08 credit facility	0

•        Credit Facility Agreement, dated February 28, 2005, by and among Dexia Bank S.A. and Delhaize Group S.A. and Delhaize The Lion Coordination Center S.A., a Borrowers

•        Règlement des ouvertures de crédit – Edition 1988

•        Règlement Général des Opérations (enregistré à Bruxelles le 19 septembre 2003)

EUR 25 million credit facility	0	• Letter agreement dated 10 February 2000, as amended on March 15, 2002 and on December 10, 2002 between Delhaize Group SA,

Indebtedness	Amount outstanding (as of December 31, 2006)	Agreements Governing Financial Indebtedness
UNCOMMITTED CREDIT FACILITIES

		Delhaize the Lion Coordination Center S.A. and ING Belgium • Règlement Général de crédits Réf.Alj-043945-20 01 2004
EUR 15 million uncommitted multi-currency credit facility	0	Credit Facility Agreement, dated as of June 9, 2005, by and among KBC Bank NV and Delhaize Group SA and Delhaize The Lion Coordination Center SA, as Borrowers

EUR 6 million credit facility	2,145,148.25

•        Letter Agreement, dated as of September 6, 2002, between Fortis Bank and Delhaize Group

•        Conditions générales amendées des ouvertures de credit au entreprises – accepted by DG on July 23, 2003

•        Conditions générales de Fortis Banque

EUR 75 million credit facility	0

•        Letter Agreement, dated as of November 25, 1999 between ING Belgium and Delhaize Group SA, Delhaize the Lion Coordination Center S.A.., as amended on January 22, 2004

•        Règlement Général de crédits Réfl.ALJ-043945-20 01 2004 (letter, dated January 22, 2004 and February 3, 2004)

EUR 750,000 credit facility	170,379	• Letter Agreement, dated August 25, 2003, between ING Belgium and Delhaize Group, as amended December 13, 2005 • Règlement Général de Crédits – Réfl.ALJ-043945-20 01 2004

EUR 4,957,870.50 credit facility	0

•        Letter Agreement, dated September 23, 1992, between Degroof and Delhaize Group SA and Delhaize The Lion Coordination Center S.A.as amended on November 29, 1995.

•        General Conditions Règlement général des Opérations (January 1999 as modified by letter March 12, 2004)

•        Clauses et Conditions Générales des Ouvertures de Crédit + Regles et Usances Uniformes…Ch.de Commerce Int. a Paris

EUR 25,000 credit facility	25,000

•        Letter Agreement dated as of July 1, 2004, between ING Luxembourg and Delhaize Group, as amended on August 29, 2006 and November 15, 2006.

•        Clauses des Conditions Générales de ING Luxembourg et du Règlement Général des Crédits (édition mai 1998) modified by Delhaize Group on August 16, 2004 and approved by ING Luxembourg.

Delhaize Group SA existing ISDA (International Swap Dealers Association) Agreements:

•	Multicurrency – Cross Border Master Agreement dated as of March 1, 2001 between KBC Bank NV and Delhaize Group SA

•	Schedule to the Master Agreement dated as of March 1, 2001 between KBC Bank NV and Delhaize Group SA

Delhaize America, Inc. existing Financial Indebtedness :

Indebtedness	Amount outstanding (as of December 31, 2006)	Agreements Governing Financial Indebtedness
• USD 500 million 5-Year Revolving Credit Facility	• USD 120 million	Amended and Restated Credit Agreement, dated as of May 21, 2007 among Delhaize America, Inc., Delhaize Group S.A., the subsidiary guarantors party thereto, the lender parties party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, Issuing Bank and Swingline Lender
• USD 100 million sub-limit for issuances of Letters of Credit	• USD 46.7 million
• USD 35 million sub-limit for Swingline Loans	• 0

• USD 1.1 billion original principal amount of 8.125% notes due 2011 • USD 900 million original principal amount of 9.00% debentures due 2031	• 8.125% Notes: USD 1,092 million • 9.00% Debentures: USD 845.8 million	Indenture, dated as of April 15, 2001, among Delhaize America, Inc., Food Lion, LLC and the Bank of New York, as Trustee, as supplemented by the First Supplemental Indenture, dated as of April 19, 2001, among Delhaize America, Inc, Food Lion, LLC, and The Bank of New York, as Trustee, as further supplemented by the Second Supplemental Indenture, dated as of September 6, 2001, among Delhaize America, Inc., Food Lion, LLC, Hannaford Bros. Co., Kash N’ Karry, Inc., and The Bank of New York, as Trustee, as further supplemented by the Third Supplemental Indenture, dated as of November 2001, among Delhaize America, Inc., the guarantors listed therein, and The Bank of New York, as Trustee, as further supplemented by the Fourth Supplemental Indenture, dated as of March 10, 2004, among Delhaize America, Inc., the guarantors listed therein, and The Bank of New York, as Trustee, as further supplemented by the Fifth Supplemental Indenture, dated as of May 17, 2005, among Delhaize America, Inc., the guarantors listed therein, and The Bank of New York, as Trustee, and as further supplemented by the Sixth Supplemental Indenture, dated as of May 21, 2007, among Delhaize America, Inc., the guarantors listed therein, and The Bank of New York, as Trustee

• USD 150 million original principal amount of 8.05% notes due 2027	• 8.05% Notes: USD 120.9 million	Indenture, dated as of August 15, 1991, between Food Lion, Inc. (now known as Delhaize America, Inc.) and The Bank of New York, as Trustee, as supplemented by the First Supplemental Indenture, dated as of April 21, 1997, between Food Lion, Inc. and The Bank of New York, as Trustee, as further supplemented by the Second Supplemental Indenture, dated as of May 12, 2004, among Delhaize America, Inc. (f/k/a Food Lion, Inc.), the guarantors listed therein, and The Bank of New York, as Trustee, and as further as further supplemented by the Third Supplemental Indenture, dated as of May 21, 2007, among Delhaize America, Inc. (f/k/a Food Lion, Inc.), the guarantors listed therein, and The Bank of New York, as Trustee

Delhaize America, Inc. existing ISDA (International Swap Dealers Association) Agreements:

•	Multicurrency – Cross Border Master Agreement dated as of January 5, 2000 between Bank of America and Delhaize America, Inc.

•	Schedule to the Master Agreement dated as of January 5, 2000 between Bank of America and Delhaize America, Inc.

•	Credit Support Annex to the Master Agreement dated as of January 5, 2000 between Bank of America and Delhaize America, Inc.

Delhaize America, Inc. existing Derivatives:

Interest Rate Swap
			Hedging Instrument
Description of Hedge Instrument & Counterparty	Delhaize Group Entity	Date/Maturity Date	We Pay		We Receive		Hedged Item
			Currency/ Notional	Interest Rate	Currency/ Notional	Interest Rate	Notional/ Principal	Interest Rate	Effective Date/Maturity
IRS (Swap fixed USD for floating USD) [Bank of America] No. 41034	DZA	ED: 8/13/2002 Mat: 4/15/2011	USD 50,000,000	3 month USD LIBOR + 3.610%	USD 50,000,000	8,125%	USD 50,000,000 Notes, 8.1255% due 2011	8,125%	ED: 8/13/2002 Mat: 4/15/2011

IRS (Swap fixed USD for floating USD) [Bank of America] No. 41701	DZA	ED: 8/16/2002 Mat: 4/15/2011	USD 50,000,000	6 month USD LIBOR + 3.53%	USD 50,000,000	8,125%	USD 50,000,000 Notes, 8.1255% due 2011	8,125%	ED: 8/16/2002 Mat: 4/15/2011

Delhaize Finance B.V. existing Financial Indebtedness :

Indebtedness	Amount outstanding (as of December 31, 2006)	Agreements Governing Financial Indebtedness
EUR 100 million 8% notes due 22 May 2008	EUR 98.8 million

•        Fiscal Agency Agreement dated May 20, 2003, between Delhaize Finance B.V., Delhaize Group SA, Fortis Bank SA, Banque Generale du Luxembourg SA, and Fortis Bank (Nederland) NV

•        Prospectus dated 22 May 2003

Delhaize Finance B.V. existing Derivatives :

Interest Rate Swap
			Hedging Instrument
Description of Hedge Instrument & Counterparty	Delhaize Group Entity	Date/Maturity Date	We Pay		We Receive		Hedged Item
			Currency/ Notional	Interest Rate	Currency/ Notional	Interest Rate	Notional/ Principal	Interest Rate	Effective Date/ Maturity
IRS (Swap fixed EUR for floating EUR) [BNP - IRS 1208294]	Delfin	ED: 05/22/2003 Mat: 05/22/2008	EUR 40,000,000	3 month EURIBOR + 4.43%	EUR 40,000,000	8,000%	EUR 40,000,000 Eurobond, 8.00% due 2008	8,000%	ED: 05/22/2003 Mat: 05/22/2008

IRS (Swap fixed EUR for floating EUR) [Dexia - IRS 03L03303/0000156622]	Delfin	ED: 05/22/2003 Mat: 05/22/2008	EUR 35,000,000	3 month EURIBOR + 4.42%	EUR 35,000,000	8,000%	EUR 35,000,000 Eurobond, 8.00% due 2008	8,000%	ED: 05/22/2003 Mat: 05/22/2008

IRS (Swap fixed EUR for floating EUR) [ING - IRS 026302]	Delfin	ED: 05/22/2003 Mat: 05/22/2008	EUR 25,000,000	3 month EURIBOR + 4.43%	EUR 25,000,000	8,000%	EUR 25,000,000 Eurobond, 8.00% due 2008	8,000%	ED: 05/22/2003 Mat: 05/22/2008

Delhaize The Lion Coordination Center SA/NV existing Financial Indebtedness :

Indebtedness	Amount outstanding (as of December 31, 2006)	Agreements Governing Financial Indebtedness
EUR 500 million multicurrency treasury notes program	0

•        Agreement Relating to a Multi-Currency Treasury Notes Programme, dated as of June 1, 2005, by and among Delhaize Group SA/NV and Delhaize the Lion Coordination Center SA/NV, as Issuers, and Dexia Bank Belgium SA/NV, Fortis Bank nv-sa, and ING Belgium SA/NV

•        Prospectus dated June 2005